May 1, 2008

H. Christopher Owings, Assistant Director

Donna Di Silvio, Senior Staff Accountant

Milwood Hobbs, Staff Accountant

Division of Corporation Finance, Mail Stop 3561

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUPERVALU INC.
Form 10-K for the Fiscal Year Ended February 24, 2007
Filed April 25, 2007
Definitive Proxy Statement on Schedule 14A
Filed May 7, 2007
Form 10-Q for the Fiscal Quarter Ended June 16, 2007
Filed July 26, 2007
Form 10-Q for the Fiscal Quarter Ended September 8, 2007
Filed October 18, 2007
Form 10-Q for the Fiscal Quarter Ended December 1, 2007
Filed January 10, 2008
File No.: 1-5418

Dear Mr. Owings:

On behalf of SUPERVALU INC. (the “Company”), this letter is in response to your comment letter dated April 18, 2008 with respect to the above referenced matter. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs in the Staff’s letter.

Form 10-K for the Fiscal Year Ended February 24, 2007, filed April 25, 2007
Item 1. Business, page 3

1.

We have read your response to comment 1 of our letter dated March 27, 2008 regarding enterprise-wide disclosures about your products and services. Based on our review of your filings and the manner you discuss your business on your website, we understand you sell various products to consumers through the retail food and drug stores you operate, and that you provide certain logistic and management services and serve as a food distributor to other retail food operators. You believe revenue generated from these products and services you offer are appropriately categorized within two very broad groups, that is, food and non-food because the items within those two categories are similar. You further state that you manage your business according to your two reported segments, retail food and supply chain services not according to product groupings. You maintain that your disclosure must align with how you view your business as well as how you operate that business. We are not persuaded that your enterprise-wide disclosure of food and non-food revenues is consistent with the disclosure required by paragraph 37 of SFAS 131 and Item 101 of Regulation S-K which requires disclosure of your revenues from customers for each product or service or each group of similar products or services. As previously requested, please disclose in tabular form for each period presented the amount of revenues for each group of similar products and services. The revenue reported for these disclosures should agree to your consolidated revenue. Show us what your disclosure will look like revised.

Response:

We have received your letter dated April 18, 2008, and we appreciate the detailed comments you have provided to us. On April 23, 2008, we filed our Form 10-K for the fiscal year ended February 23, 2008, with the Commission. We believe that our disclosure was significantly enhanced because of our discussions with the Staff.

We have enhanced our disclosure to reflect our consolidated net sales for our groups of similar products and services of Grocery products (which we believe is a better defined term for the products sold within this group; previously referred to as Food products), General merchandise and health and beauty care, Pharmacy, Fuel and Other items and services. Furthermore, per your request, we have also disclosed this information in tabular form for fiscal years 2008, 2007 and 2006. The net sales reported for these disclosures agree with our consolidated net sales, and we have included this enhanced disclosure in our Form 10-K as follows:

PART I

ITEM 1.	BUSINESS

Products

The Company offers a wide variety of grocery products, general merchandise and health and beauty care, pharmacy, fuel and other items and services. The Company believes that it has adequate and alternative sources of supply for most of its purchased products. The Company’s consolidated net sales include the net sales of the Company’s own combination stores, food stores and limited assortment food stores, results of sales to limited assortment food stores licensed by the Company and the net sales of the Company’s supply chain services business, including results of the wholesale distribution to affiliated food stores, mass merchants and other customers and logistics support services.

The amount of consolidated net sales and percentage of consolidated net sales for each group of similar products and services were as follows:

	2008	2007	2006
Grocery products	83%	83%	89%
General merchandise and health and beauty care	8	8	6
Pharmacy	6	6	2
Fuel	1	1	—
Other items and services	2	2	3

Consolidated net sales	100%	100%	100%

NOTE 17—SEGMENT INFORMATION

The Company offers a wide variety of grocery products, general merchandise and health and beauty care, pharmacy, fuel and other items and services. The amount of consolidated net sales and percentage of consolidated net sales for each group of similar products and services were as follows:

	2008		2007		2006
Grocery products	$36,355	83%	$31,157	83%	$17,627	89%
General merchandise and health and beauty care	3,426	8	2,891	8	1,115	6
Pharmacy	2,706	6	2,151	6	481	2
Fuel	637	1	403	1	34	—
Other items and services	924	2	804	2	607	3

Consolidated net sales	$44,048	100%	$37,406	100%	$19,864	100%

We further advise the Staff that the Company considered whether it would be useful to provide further detail for the items that make up the Grocery products group. The products within the Grocery products group have similar economic characteristics, procurement processes and are sold to the same customer base. Specifically, many of the Company’s offerings within the Grocery products group are cross-marketed throughout our stores. Examples include:

•

We offer multiple forms of chicken to our customers. Rotisserie chicken is offered in the prepared food section of the store along with chicken sandwiches and ready-to-eat chicken soups. Fresh, marinated or fresh, non-marinated chicken is offered in our perishable section. These products appeal to time-conscious customers. On the other hand, other customers prefer pre-packaged cooked chicken in a can offered in the center-store section along with other canned goods. Other customers prefer frozen, uncooked chicken or frozen, cooked chicken, like Chicken Kiev, offered in the freezer section alongside other frozen foods.

•	Peas are offered with fresh produce in our perishable section, canned peas are offered in our center-store section and frozen peas are offered in the freezer section along with other frozen foods.

•	Milk is offered in the dairy section as well as with other canned goods in the center-store section.

•	Sandwich meats, cheeses and related products would each be offered in our deli, center-store and meat sections.

Further blurring the distinction between the section of the store in which a product is offered, and in response to changing customer preferences, the Company is currently rolling out to all of our stores shelving and equipment for our “meal solutions.” These meal solutions will place various products in close proximity to each other. Customers will now be able to purchase items like salads, salad dressings, meat and vegetables all in one convenient location along with a free recipe, as well as in their traditional location within the store.

Customers will have a purpose for a given shopping trip, for example school lunches, dinner, stocking-up, party or celebration, etc. The Company’s grocery offerings are generally marketed and promoted across many product sections to encourage customer appeal throughout our stores. Our goal is to provide a wide offering of grocery products across all spectrums of shoppers to meet their individual needs. Both our go-to-market strategy and our customers’ shopping trips are focused on a broad selection of grocery items across the store. We are continuing to focus on our customer needs, not by product or department.

As a result, we believe financial information for the Grocery products group provides investors the most meaningful presentation. Providing additional detail would present information that is inconsistent with the way customers make buying decisions and inconsistent with the way we manage our product offerings.

2.	Notwithstanding the above comment, please tell us what you have included within the food category and what is included in the non-food category. For example, tell us if your produce distribution services and fuel centers are included in your non-food category.

Response:

Please see our response to Comment 1 for the Company’s enhanced disclosure. As noted above, we have separately disclosed our Fuel group in addition to our groups of Grocery products, General merchandise and health and beauty care, Pharmacy and Other items and services. Sales related to our produce distribution centers (which primarily reflect the distribution of produce products to our customers’ stores) are included in our Grocery products group.

3.	To the extent you continue to believe that all products and services within “food” and “non-food” are substantially similar and appropriately comprise one of two product categories, please tell us and explain how management is able to operate the business without financial information by product categories within your retail reporting segment such as pharmacy, fuel, clothing, paper products, frozen foods, organic foods, prepared foods or produce. Include in your response how you monitor customer preferences and your competition as to product mix and volumes at your retail stores if the business is managed with the view that revenues from products need not be categorized beyond food and non-food. Explain why, for example, you would launch a group of organic and natural foods to keep consumers in your stores for revenues from that specific product category if management does not monitor and categorize revenues of various product groups.

Response:

Please see our response to Comment 1 for the Company’s enhanced disclosure regarding product categories.

With respect to monitoring our customer preferences and competition, the Company uses various tools, including customer surveys and in-store taste testing in a sampling of stores across the network. In banners where we have a loyalty card program, which are offered to any customer who shops at our stores, we monitor items purchased. The information that we obtain from these activities, as well as from discussions with our vendors, is used to supplement our merchandising and marketing efforts as we consider modifications to our go-to-market strategies and our store offerings. These efforts are generally broad based and help us understand consumer and industry trends.

Natural and organic grocery products, including our recently launched Wild Harvest Own Brand product line which replaced other manufacturers’ natural and organic products, are managed, merchandised and sold within the Grocery products group along with the traditional comparable non-organic offerings as products within the same group. The Wild Harvest product line constitutes less than 200 items and on average we introduce over 2,000 new items per year. Our customers typically shop for natural and organic products as part of a broader store shopping trip experience and we do not manage natural and organics as a separate product group.

Based on the above, the Company believes that our enhanced disclosure appropriately supports how we manage our business.

4.	We note your statement that your product groups within food and non-food are viewed as similar because they are sold to the same group of customers, however, we note for example, that not all customers that shop at Supervalu use the pharmacy. Explain why you should not separately disclose revenues from your pharmacies and fuel centers when your website and company communications distinguish your pharmacy operations and fuel centers. Tell us the reason why the Executive Vice President and President of Retail Midwest would be quoted as saying you are ranked as the seventh-largest pharmacy retailer in the country in terms of revenue if pharmacy revenues were not separately categorized based on an other than arbitrary product group.

Response:

Please see our response to Comment 1 for the Company’s enhanced disclosure. Consistent with your request, we have separately disclosed our Pharmacy group and Fuel group in addition to our groups of Grocery products, General merchandise and health and beauty care and Other items and services. As articulated above, the Company believes that our enhanced disclosure is consistent with the requirements of paragraph 37 of SFAS 131 and Item 101 of Regulation S-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s financial disclosures. If you have any questions, please call me directly at 952-828-4082 or Burt Fealing, Vice President, Corporate Secretary and Chief Securities Counsel, at 952-828-4289.

Sincerely,

/s/ Sherry M. Smith
Sherry M. Smith
Senior Vice President, Finance